Investor Presentation April, 2018 Exhibit 99.1

Cautionary statement regarding forward looking statements «Safe Harbor» Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including, without limitation, statements regarding our business strategy, expected growth of Visa QIWI Wallet, payment volume growth, and growth in the Company’s distribution network. These forward looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, changes in regulation, QIWI’s ability to grow Visa QIWI Wallet, and QIWI’s ability to expand geographically. The foregoing risk factors are not exhaustive. You should carefully consider the foregoing factors and other risks and uncertainties that affect the business of QIWI described under the caption «Risk Factors» in QIWI’s Registration Statement on Form F-1 and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless QIWI is required to do so by law.

Financial overview QIWI overview

QIWI is a Leading Provider of Next Generation Payment and Financial Services customers using our network at least once a month RUB 914 bln cash and electronic payments volume going through our ecosystem in 2017 50+ mln 20 mln active wallet accounts on an annual basis

1 On a 1 month basis 2 As of December 31, 2017 With a Diversified Ecosystem, Massive Adoption, Trusted Brand and Ubiquitous Presence Kiosks and terminals1 Merchants1 152+k 13+k Use innovative consumer financial servicers RUB 1.7+bln Digitalize cash Make and accept payments and remit money through secure ecosystem Loan Portfolio2 Strengthen business with new generation SME banking services* RUB 1+bln Client balances2 * Small and Medium Business Financial Services are currently developed by Qiwi Bank under Tochka brand together with Otkritie Bank

QIWI Has a Proven Track-record of Innovation Key milestones of QIWI development QIWI Mobile Wallet launched QIWI brand established 2007 2008 First Visa QIWI Card issued QIWI Bank joins the Group 2009 2010 Acquisition of CONTACT & RAPIDA QIWI reaches 15 mln active VQW users 2013 2016 Launch of SOVEST 2017 QIWI IPO on NASDAQ 2015 QIWI has been leading payments innovation in Russia and the CIS 1999 2003 2006 2008 2016 FUTURE Prepaid mobile top-up cards Push Payments Self-Service kiosks QIWI Wallet SOVEST FinTech innovation Launch of SME services project

Underpinned by Favorable Secular Trends

Yesterday

High cash usage and the need to digitize cash

~70% of retail payments in Russia are maid in cash[1]

Today

Rapid growth in online payments and e-commerce

Digital payment transaction volume to double[2] by 2021 and reach 7%[3] of consumer expenditures in Russia

Increasing smartphone penetration promotes usage of e-services

Smartphone penetration in Russia was estimated to reach 55%[4] and is forecasted to reach 62%[5] by 2020

Tomorrow

Emergence and expansion of the shared economy and shift towards individual entrepreneurship and self employment models

International sharing economy is projected to grow with CAGR of 33% to 2025[6]

The size of sharing economy in Russia have increased by 20% in 2017 vs 2016 to reach RUB 230 billion[7]

Share of self employed in Russia have increased from 11% in 2016 to 18% in 2017[8]

[1] NAFI Research Centre data as of 31.12.2016
[2] Statista, as of December 2017
[3] Calculation based on Statista and Euromonitor Forecasts
[4] Data Insight and PayPal Research, March 2017
[5] Newzoo's Global Mobile Market Report, April 2017
[6] PWC Consumer Intelligence Series "The Sharing Economy", 2015
[7] RAEC "Sharing Economy, 2017" Study, December 2017
[8] NAFI Census Study, October 2017

6

QIWI is Well-Positioned to Benefit from the Secular Trends in the Markets it Serves QIWI is a platform best suited to service the emerging sharing economy businesses and consumers as well as traditional merchants who need multi use-case platform payment and financial solutions QIWI builds flexible payment and financial solutions for new generation merchants that service sharing economy QIWI penetrates new niches that did not exist before the digital era and surpasses competitors by offering time-efficient development of merchant tailored products with high usability and easy on-boarding QIWI can offer a broad range of solutions and services to meet the needs of all types of merchants from large companies to individual entrepreneurs QIWI provides convenient, tailored services to traditional merchants helping to solve diverse challenges including payment acceptance, repayments as well as building more complicated payment infrastructure Payment solutions for taxi companies, taxi parks and drivers “Secure deal” payment solutions for large classified platforms Interactive Bets Accounting Center (TSUPIS) for betting merchants

QIWI is Well-Positioned to Benefit from the Secular Trends in the Markets it Serves QIWI is a platform best suited to service self-employed individuals, freelancers and individual entrepreneurs QIWI builds customized solutions for every stage, scale and activity type of self-employed individuals, individual entrepreneurs and micro businesses QIWI allows such customers to use a variety of services for their personal and business needs with low on-boarding barriers and at an attractive price QIWI has a potential to become a first choice payment and financial services provider in this market offering best in class digital services, easy-to-use interfaces and convenient consumer support QIWI is developing new services to build up the consumer life cycle providing access to the full scope of payment and financial offering within the ecosystem and leveraging its’ consumer and merchant relations. 15+ million1 RUB trillion2 % of GDP2 ~10 10-13 $ Self-employed in Russia in 2017 Payment turnover among participants Share of GDP 1 According to Ministry of Labor and Social Development 2 Federal State Statistics Service3

QIWI is Well-Positioned to Benefit from the Secular Trends in the Markets it Serves Pre-User Employment of P2P capabilities Qiwi Wallet + Qiwi Card = light banking service Consumer Financial Services Engagement Light User Normal User Loyal User Incoming customer flow Internal customer flow Product or service QIWI aims to offer self-employed and micro business customers a flexible range of payment and financial services focusing on enriching both the consumer and merchant life cycles for such users SOVEST Salary and deposit products Earning/client Self-employed consumer life cycle Earning/client Encashment through QIWI physical network Payments to cards & Qiwi Wallet Engagement Acquiring in app Cash payments through QIWI physical network SME financial services New Products Self-employed merchant life cycle Pre-User Light User Normal User Loyal User

QIWI is Creating a Multi Use-case Ecosystem QIWI has created an omnichannel payment infrastructure with powerful network effects that is focused on servicing consumers and merchants and creating value for all participants Generate more traffic Reinforce ecosystem Merchants Consumers Payment Services

Growing Business Through Extended Product Offering Today we are expanding our suite of services to further amplify our ecosystem engaging consumers and merchants in more services, generating additional value and reinforcing the ecosystem Payment Services New Projects Consumer Financial Services Self employed & SME Services Merchants Consumers

Focusing on Complimentary Financial Services that Enrich Existing Ecosystem Payment Services > > > > > > SOVEST New Projects Self employed & SME Services* * SME Services are currently developed under Tochka brand as part as a multi-banking platform with Otkritie Bank of products Cross-sell ecosystem within Up-sale of products to new customers Penetrate offline merchants Leverage existing merchant relations Build up life cycle of existing clients Expand the suite of services for all users Penetrate new niches of retail and business users Increase user engagement Increase suite of services for self-employed category of clients Leverage and enrich P2P infrastructure Develop data-drive solutions Add value to merchants and consumers Develop new use-cases Traffic generation

With the Goal to Reach the Following Targets 2016 2017 2018 F 2019 F 2020 F 2018 Guidance Total Adjusted Net Revenue to increase by 12% to 16% over 2017 Payment Services Segment Net Revenue is expected to increase by 12% to 16% over 2017 2020 Goals Total Adjusted Net Revenue to increase with a CAGR of 20% to 2020 To sustain operating efficiency and cash generation of the payment services business To become a key partner for innovative sharing economy players To be one of the largest payment and financial service providers for self-employed, individual entrepreneurs and micro businesses in Russia To build first successful at scale multi-banking platform in Russia Russian GDP CAGR 2020 2.2%3 Digital Payments in Russia CAGR 2020 19%2 Sharing Economy in Russia Growth Rate 20+% annualy1 1 PWC Consumer Intelligence Series “The Sharing Economy”, 2015 2 Statista, December 2017 3 Ministry of Economic Development of the Russian Federation, August 2017

Financial and Operating Results Overview

QIWI GROUP Corporate & Other (CO) Corporate Payment Business SOVEST Payment Services (PS) Consumer Financial Services (CFS) OLD NEW New Projects and M&A Virtual distribution services, including QIWI Wallet and other QIWI applications, payment channels and methods Physical distribution, incl. our kiosks, terminals and other retail PoS, Contact Money Remittance System Merchant focused services Consumer lending business SOVEST Expenses associated with the corporate operations of QIWI Group R&D, projects and emerging business models that we are testing Segment Presentation of QIWI Group Business and Results of Operations

1 Including Contact and Rapida financial results starting June 2015. 2 Calculated by subtracting cost of revenue (exclusive of depreciation and amortization) from revenue and adding back compensation to employees and related taxes. 3 Including SOVEST Payment Volume of 3,3 bln RUB QIWI Group Key Operating and Financial Indicators for 20171 13% Group Payment Volume (RUB mm) 21% Total Adjusted Net Revenue2 (RUB mm) CAGR Strong reaccelerating growth of payment volume and Total Adjusted Net Revenue

1 Including Contact and Rapida financial results starting June 2015. 2 Defined as net profit before income tax expense, interest expense, interest income and depreciation and amortization, as further adjusted for share of loss of associates, impairment of investment in associates, foreign exchange gain and loss, other expenses, other income, loss on disposal of subsidiaries, income from depositary, offering expenses, share-based payment expenses and impairment of goodwill and intangible assets acquired in the business combinations 3 Defined as net profit excluding amortization of fair value adjustments, loss on disposals of subsidiaries, share-based payment expenses, offering expenses, impairment of goodwill and intangible assets acquired in the business combinations, income from depositary, foreign exchange gain on June 2014 offering proceeds and the effects of taxation on those excluded items QIWI Group Key Operating and Financial Indicators for 20171 29% Total Adjusted Net Profit3 (RUB mm) CAGR Group Adjusted EBITDA2 (RUB mm) 27% Adjusted EBITDA margin Adjusted Net Profit margin Benefiting from high operating leverage we started to invest in the development of new projects in 2017

QIWI Group Key Financial Indicators for 2017 Segment Net Profit (RUB mm) Payment Services Corporate and Other Consumer Financial Services 1 Advisory and audit services category is shown separately only in 2017 as this category was less significant in previous years 2 Includes Bad debt expense; Advisory and audit services; Tax expenses, except of income and payroll relates taxes; IT related services and Other administrative expenses 2015 2016 2017 4,142 4,714 4,054 (1,100) (0) 5,242 5,612 (219) (679) (2,164) (1,325) 7,543 Group Group SG&A structure (RUB mm) Compensation to employees, related taxes and other personnel expenses Rent of premises and related utility expenses Advertising, client acquisition and related expenses Other2 4331 Advisory and audit services1 Bad debt expense Core Payment Services business continues to generate strong cash flows

Payment Services

13% 1 Including Contact and Rapida financial results starting June 2015. 2 Calculated by subtracting cost of revenue (exclusive of depreciation and amortization) from revenue and adding back compensation to employees and related taxes 3 Defined as PS segment net revenue divided by PS segment payment volume. 4 For the years 2013-2014 – Group data, for the years 2015-2017 – Payment Services Segment data, labeled with a star (*) PS Segment payment volume (RUB mm) PS Segment Net Revenue2 and Net Revenue Yield3 (RUB mm) Payment Services Key Operating and Financial Indicators for 20171 PS Payment Adjusted Net Revenue PS Other Adjusted Net Revenue 20% CAGR Adjusted Net Profit4 (RUB mm) 36% Adjusted Net Profit margin PS Segment Net Revenue Yield

Diversified payment volume and payment adjusted net revenue mix Highly resilient and diversified volume base Consistently increasing payment average adjusted net revenue yield Increasing share and continued growth of higher yielding E-commerce market vertical Expansion of Money Remittance market vertical triggered by secular trends towards the digitalization of payments as well as development of the peer to peer ecosystem Opportunities to increase market share in current verticals through better and more diversified service offerings to merchants and customers Adjusted net revenue mix Payment Volume and Payment Net Revenue Mix Evolution E-commerce Financial services Money remittances Telecom Other Payment volume mix Key trends

Consumer Financial Services

SOVEST is a first large-scale payment-by-installments card system in Russia developed to help consumers to get easy and transparent access to funds and purchase a wide range of goods and services they need SOVEST is a highly innovative digital consumer financial service SOVEST business model presumes that the Lender earns money from the retail partners sharing their sales profits with SOVEST, while customers do not pay any interest for making purchases and using SOVEST and Lender carries all non-payment risks SOVEST Overview Customer gets an installment card Shops with the partnered merchant Repays in 1 to 12 equal installments Instant application decision Automated scoring models Manual verification Installment period based on the type of merchant Partner network covering most categories of merchants Multiple purchases within approved limit Convenient application and personal cabinet Free of charge when repaid on time One of our key priorities is to develop SOVEST into a first at-scale multibanking service platform

CFS Segment Net Profit (RUB mm) 2016 2017 SOVEST Key Operating and Financial Indicators for 2017 CFS Segment Net Revenue (RUB mm) 2016 2017 116% CFS Segment payment volume (RUB mm) (3) 9 (219) (2,164) Reached total loan portfolio of RUB 1.7 billion as of December 31, 2017 Connected 40 000+ retail locations in both offline and online including some of the most well-known Russian retail chains and providers Established federal coverage and increased brand recognition Build a scalable and efficient distribution model, finding the best mix of distribution channels Enriched and developed proprietary scoring and risk assessment models to improve cost of risk Key highlights 2017

Corporate and Other

QIWI Innovates Through R&D and Development of New Business Models QIWI as a fintech innovator Emerging business models Our experimental projects are focused on expanding our infrastructure and offering technological solutions in new niches We want to envision the future before anyone else does so we believe it is important to focus on R&D to optimize existing infrastructure and create new innovative solutions. We focus on the following fields: Leadership in crypto and blockchain technological solutions Development of IT-infrastructure and solutions for internal use Shipping and delivery integration New generation IT-driven scoring models utilizing our massive consumer data 1 We generate most of our revenues from commissions Otkritie Bank pays us for providing information technology and support services to Tochka clients that have their accounts with Otkritie Bank as well as customer commissions for the services rendered by Tochka to customers that have accounts with Qiwi Bank SME financial services We currently develop our SME financial services under Tochka brand together with Otkritie Bank. Tocka is a digital banking service focused on offering a broad range of services to small and medium businesses. We currently operate Tochka as a multi-banking service1 offering customers an opportunity to open an account in either Qiwi Bank or in Otkritie Bank. QIWI Box A self-pick-up parcel lockers project that allows agents to buy, install and connect compact self-pick-up delivery boxes to their kiosks and further use our network to offer customers additional logistics services.